August 13, 2025

Arun Swaminathan
Chief Executive Officer
Coya Therapeutics, Inc.
5850 San Felipe St., Suite 500
Houston, TX 77057

        Re: Coya Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed August 12, 2025
            File No. 333-289511
Dear Arun Swaminathan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Daniel C. Porco, Esq.